SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 3
to
ANNUAL REPORT
of
KfW
(Name of Registrant)
Date of end of last fiscal year: December 31, 2005
SECURITIES REGISTERED
(As of the close of the fiscal year)*

AMOUNT AS TO WHICH
	REGISTRATION IS	NAMES OF EXCHANGES ON
TITLE OF ISSUE	EFFECTIVE	WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
DAVID MORRISON
Sullivan & Cromwell LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2005, as subsequently amended, as follows:
Exhibit (d) is hereby amended by adding the text on page 3 to the section “Exchange Rate Information.”
Exhibit (d) is hereby amended by adding the text on pages 4 - 7 to the section “Recent Developments — KfW.”
Exhibit (d) is hereby amended by replacing the section “Recent Developments—The Federal Republic of Germany” with the text on pages 8 - 10.
This report is intended to be incorporated by reference into KfW’s prospectus dated January 3, 2006.

2

EXCHANGE RATE INFORMATION
     On November 10, 2006, the noon buying rate for cable transfers in New York City payable in euro was U.S. dollar 1.2861 per EUR 1.00 (EUR 0.7775 per U.S. dollar).
     The following table shows the period end and average noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the period and date indicated, as reported by the Federal Reserve Bank of New York.

Quarter ended September 30,	Period End	Average(1)
2006	1.2687	1.2748

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.
     The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from May 2006 through October 2006, as reported by the Federal Reserve Bank of New York.

2006	High	Low
May	1.2888	1.2607
June	1.2953	1.2574
July	1.2822	1.2500
August	1.2914	1.2735
September	1.2833	1.2648
October	1.2773	1.2502
     No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS
KFW
KfW’s Results for the Nine Months Ended September 30, 2006
     The following information is based on unaudited financial information. This information is not necessarily indicative of the figures of KfW Bankengruppe for the full year ending December 31, 2006.
     For the nine months ended September 30, 2006, the group’s total assets increased by 6%, or EUR 20.5 billion, to EUR 361.6 billion, compared with EUR 341.1 billion for the year ended December 31, 2005. The group’s income from current operations before risk provisions and valuations increased by EUR 35 million to EUR 1,023 million for the first nine months of 2006, compared with EUR 988 million for the first nine months of 2005.
     The following table sets forth a breakdown by category of KfW’s commitments for loans, grants and guarantees during the first nine months of 2006 as compared with the first nine months of 2005.

	Nine months
	ended September 30,
	2005	2006
	(EUR in billions)
Commitments
Investment finance in the Federal Republic and elsewhere in Europe (1)	28.9	39.7
KfW Mittelstandsbank (KfW SME Bank) of which:	11.4	12.5
Loans	9.2	9.3
Guarantees and securitizations (2)(3)	2.2	3.2
KfW Förderbank (KfW Promotional Bank) of which:	17.5	27.2
Loans	16.0	22.5
Securitization commitments (3)	1.5	4.7
KfW IPEX-Bank	7.3	10.3
KfW Entwicklungsbank (KfW Development Bank)	0.7	1.3

Total	36.9	51.3

(1)	Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. Discrepancies in the totals are due to rounding.

(2)	Includes guarantees in the amount of EUR 21.8 million in 2006 and EUR 24.9 million in 2005, and new commitments in connection with the ABS SME portfolio in the amount of EUR 654.6 million as of September 30, 2006 and EUR 75.0 million as of September 30, 2005.

(3)	The amounts represent the portion of the aggregate principal amount of the loan portfolios underlying the securitization transactions for which KfW has assumed a liability (i.e., excluding any first loss portion retained by the originating bank) at the time of closing the transaction. In the report for the three months ended March 31, 2006 and the annual report for the fiscal year 2005, new securitization commitments were shown as the aggregate value of KfW’s liabilities under the securitization transactions concluded in the respective period as of the period end and reflected changes during the period due to effects such as amortization and replenishment.
     Commitments by KfW Mittelstandsbank increased by EUR 1.1 billion to EUR 12.5 billion in the first nine months of 2006 compared to the same period in the previous year. This increase was mainly due to three factors: the Unternehmerkredit (entrepreneurial loan program); the new ERP-Innovation Program that was launched in December 2005 to provide mezzanine capital for financing market-oriented research and the development of new products and their introduction in the market; and a slightly larger securitization transaction volume in the first three quarters of 2006.

     The volume of commitments under the loan programs of KfW Förderbank amounted to EUR 27.2 billion in the first nine months of 2006 compared to EUR 17.5 billion for the same period in 2005. This substantial increase was mainly due to an increase in loans for housing linked to the promotional initiative Housing, Environment, Growth, which the Federal Government and KfW launched on February 1, 2006. Under this promotional initiative, the loan conditions for a number of existing loan programs of KfW Förderbank are being further subsidized by Federal Government funds. KfW made commitments for the main programs under this initiative (CO2 Building Rehabilitation Program, Housing Modernization Program, Ecological Construction Program) in the amount of EUR 8.3 billion for the nine months ended September 30, 2006 compared to EUR 2.9 billion for 2005 as a whole. The increase in the commitments of KfW Förderbank is also due to higher commitments in respect of securitization transactions as of September 30, 2006, which amounted to EUR 4.7 billion, compared with EUR 1.5 billion as of September 30, 2005. New commitments for global loans to Landesförderinstitute amounted to EUR 3.6 billion in the first nine months of 2006 compared to EUR 2.7 billion for the same period in 2005. The volume of commitments for the new student loan program, which was launched in April 2006, amounted to EUR 275.2 million. As the commitments are made in form of frame loans (i.e., eligible students may draw monthly amounts of between EUR 100 and EUR 650), the commitment figures are based on the maximum possible withdrawal amounts.
     Commitments of KfW IPEX-Bank during the first nine months of 2006 amounted to EUR 10.3 billion compared with EUR 7.3 billion for the first nine months of 2005. This marked increase is primarily due to commitments to participate in two major corporate acquisition transactions in Europe. EUR 3.5 billion of these commitments related to KfW IPEX-Bank’s domestic business and EUR 6.8 billion to commitments outside Germany. As in previous years, financing commitments outside Germany were concentrated heavily in Europe (53.2% of new commitments), followed by Asia (17.1%), North and Latin America (together 28.5%) and Africa (1.2%). New commitments were particularly strong in the basic industries, energy, environmental protection, manufacturing industries, rail and road and shipping sectors.
     The volume of commitments under the programs of KfW Entwicklungsbank amounted to EUR 1.3 billion in the first nine months of 2006, compared with EUR 0.74 billion in the first nine months of 2005.
Sources of Funds
     The volume of funding raised in the capital markets for the first nine months of 2006 was EUR 42.8 billion (excluding credit-linked certificates of indebtedness in the amount of EUR 1.0 billion), of which 42% was raised in euro and the remainder in 21 other currencies.

Capitalization and Indebtedness of KfW Bankengruppe as of September 30, 2006

As of
September 30, 2006
(EUR in millions)
Short-term indebtedness(1)	78,121

Long-term borrowings(2) from Federal Government	11,970
ERP Special Fund	13,496
Banks	11,782
Other lenders	17,361

Total long-term borrowings	54,609
Bonds(2)	184,534

Total long-term debt	239,143

Equity
Paid-in capital(3)	3,300
Reserves(4)	6,320
Fund for general bank risks	5,575

Total equity	15,195
Total capitalization	332,459

(1)	With a remaining term of one year or less.

(2)	With remaining terms of more than one year.

(3)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounts to EUR 3,750 million. EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(4)	Consists of capital reserves of EUR 1,604 million, retained earnings of EUR 3,972 million and reserves from the ERP Special Fund of EUR 744 million.
     The short-term indebtedness and capitalization of KfW Bankengruppe as of September 30, 2006 are not necessarily indicative of the group’s short-term indebtedness and capitalization as of December 31, 2006.
Recent Privatization Transaction
     On August 11, 2006, the bank syndicate managing the July 12, 2006 sale of 63.6 million shares of Deutsche Post AG (“Deutsche Post”) exercised its over-allotment option. Accordingly, KfW sold an additional 9.54 million Deutsche Post shares for approximately EUR 0.2 billion. KfW’s shareholding in Deutsche Post has now been reduced to 35.4%.
Other Recent Developments
     The German government is currently considering a reorganization of the ERP Special Fund. One option that is being discussed is to contribute all or part of the capital of the ERP Special Fund to KfW. Any such contribution would require an amendment to the ERP law (Gesetz über die Verwaltung des ERP-Sondervermögens) as well as a contractual agreement between the Federal Government and KfW relating to the terms of the contribution. At present, the Federal Government has not taken any steps to initiate the required change in the ERP law. There can be no assurance as to what form the planned reorganization of the ERP Special Fund would take or when or if any required change in law would become effective.
     The Federal Government currently provides cooperation to developing countries through two organizations: financial aid through KfW Entwicklungsbank, and technical development cooperation through Deutsche Gesellschaft für Technische Zusammenarbeit GmbH (“GTZ”), a private company owned by the Federal Government. GTZ provides solutions for political, economic, ecological and social development worldwide—frequently in cooperation with KfW. GTZ operates on a non-profit basis and any surpluses generated by it are channelled back into development projects. According to its 2005 annual report, GTZ had a business volume (defined by GTZ as total income in the public benefit sector and total operating performance of GTZ International Services) of EUR 950 million, had approximately 1,000 employees in Germany and maintained offices in 67 countries. The Federal Government is currently considering various ways to coordinate more closely its financial and technical cooperation programs and commissioned a study outlining models to enhance cooperation between these two entities. The study proposed various models, ranging from closer cooperation within the two existing separate organizations, to combination of the two organizations into a single institution. In October 2006, the Budget Committee (Haushaltsausschuss) of the Bundestag commissioned a follow-on study that is expected to be released in February 2007. KfW is unable to predict whether or in what form such closer cooperation will be implemented or the timing thereof.

RECENT DEVELOPMENTS
THE FEDERAL REPUBLIC OF GERMANY
     The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.
Gross Domestic Product
Gross domestic product, price-adjusted, chain-linked
(adjusted for seasonal and calendar effects)

		Percentage change on the
	Percentage change on	same quarter in previous
Reference period	previous quarter	year
1st quarter 2005	0.6%	0.6%
2nd quarter 2005	0.3%	0.8%
3rd quarter 2005	0.5%	1.5%
4th quarter 2005	0.3%	1.7%
1st quarter 2006	0.7%	1.8%
2nd quarter 2006	0.9%	2.4%
     The last time that GDP rose in a quarter as significantly when compared with a preceding quarter as it did in the second quarter of 2006 was five years ago. The most recent available GDP data show a continuation of the upward trend of economic growth that commenced in 2005. Economic growth in the second quarter of 2006 was based mainly on domestic demand even though final consumption expenditure decreased. Capital formation in construction and in machinery and equipment and changes in inventories were important contributors to economic growth in the second quarter of 2006. The expansion of foreign trade slowed somewhat in the second quarter of 2006, so that price-adjusted net exports made only a small positive contribution to growth.
     In the first quarter of 2006, both domestic and foreign demand contributed to real economic growth. Final consumption expenditure of households and non-profit institutions serving households and net exports were the most important contributors to growth in this quarter.
Source: Statistisches Bundesamt, Detailed results on the economic performance in the 2nd quarter of 2006, Press release, 24 August 2006
(http://www.destatis.de/presse/englisch/pm2006/p3400121.htm).
Inflation Rate
Inflation rate
(based on overall consumer price index)

		Percentage change on the
	Percentage change on	same month in previous
Reference period	previous month	year
September 2005	0.4%	2.5%
October 2005	0.0%	2.3%
November 2005	-0.5%	2.3%
December 2005	0.9%	2.1%
January 2006	-0.5%	2.1%
February 2006	0.4%	2.1%
March 2006	0.0%	1.8%
April 2006	0.4%	2.0%
May 2006	0.2%	1.9%
June 2006	0.2%	2.0%

		Percentage change on the
	Percentage change on	same month in previous
Reference period	previous month	year
July 2006	0.4%	1.9%
August 2006	-0.1%	1.7%
September 2006	-0.4%	1.0%
     The year-on-year rate of price increase continues to be very strongly influenced by energy prices. The year-on-year rate of price increase in September 2006 was the lowest rate of change in two and one-half years. The low rate of price increase, as well as the decline in prices between August 2006 and September 2006, mainly reflected falling prices for oil products. Two statistical basis-related effects also kept the year-on-year rate of price increase in check. First, oil prices peaked in September 2005 due, in part, to the effects of Hurricane Katrina. Second, the rise in the tobacco tax of September 1, 2005 ceased to affect the rate of price change after one year, in September 2006.
     As a result of various administrative (i.e., government) measures taken in the past (for example, tobacco tax rises), the year-on-year rate of change of the overall index excluding products with administered prices was below the level of the overall index from April 2003 to April 2006 — at times by up to 0.9 percentage points. From reference month May 2006, these administrative measures had all been in place for a full year and, accordingly, the year-on-year rates of change no longer reflect this effect.
Sources: Statistisches Bundesamt, Consumer Prices in September 2006: +1.0% on September 2005, Press release, 12 October 2006 (http://www.destatis.de/presse/englisch/pm2006/p4320051.htm); Statistisches Bundesamt, Consumer Prices in June 2006: +2.0% on June 2005, Press release, 13 July 2006 (http://www.destatis.de/presse/englisch/pm2006/p2830051.htm).
Unemployment Rate
Unemployment rate
(percent of unemployed persons in the total labor force according to the
International Labor Organization definition)

Reference period	Original percentages	Seasonally adjusted percentages
September 2005	7.9%	8.2%
October 2005	8.3%	8.8%
November 2005	8.2%	8.9%
December 2005	7.9%	9.0%
January 2006	8.8%	8.7%
February 2006	9.4%	8.5%
March 2006	8.8%	8.3%
April 2006	8.3%	7.9%
May 2006	8.3%	8.0%
June 2006	7.8%	8.0%
July 2006	8.1%	8.0%
August 2006	8.5%	8.3%
September 2006	8.1%	8.3%
     In September 2006, the number of persons in employment increased by 345,000 (+0.9%) as compared with September 2005. At the same time, the number of unemployed persons rose by 120,000 (+3.3%) in September 2006 as compared with September 2005.
Source: Statistisches Bundesamt, ILO labour market statistics September 2006, Press release, 2 November 2006. (http://www.destatis.de/presse/englisch/pm2006/p4600031.htm).

Current Account and Foreign Trade
Current account and foreign trade

	(balance in EUR billion)
Item	January to September 2006	January to September 2005
Foreign trade	+117.5	+125.8
Services	-21.5	-23.2
Factor income (net)	+4.4	+5.1
Current transfers	-18.4	-21.4
Supplementary trade items	-14.7	-14.3

Current account	+67.2	+72.1
Source: Statistisches Bundesamt, German Exports in September 2006: +14.6% on September 2005, Press release, 8 November 2006 (http://www.destatis.de/presse/englisch/pm2006/p4660181.htm).
Fiscal Maastricht Criteria
Fiscal Maastricht Criteria
(calculated on the basis of Germany’s October 2006 Excessive Deficit Procedure notification table, in percent of nominal GDP)

Reference period	General government balance	General government gross debt
2005	-3.2%	67.9%
2006	-2.6%	68.7%
     In its October 2006 Excessive Deficit Procedure notification table submitted to the European Council on September 28, 2006, Germany projected a revised expected general government deficit for 2006 of 2.6% of GDP, a rate that would meet the 3% requirement of the Growth and Stability Pact. The Council of the European Union met on October 10, 2006 to discuss the European Commission’s assessment of action taken by Germany to remedy the situation of excessive deficit. The Council shared the view of the Commission that no further steps in the excessive deficit procedure in respect of Germany are needed at present. However, a final decision to dismiss the excessive deficit procedure can only be taken in 2007.
Source: Germany’s October 2006 Excessive Deficit Procedure notification table, “Reporting of Government Deficits and Debt Levels,” submitted September 28, 2006
(http://epp.eurostat.ec.europa.eu/pls/portal/docs/PAGE/PGP_DS_GFS/PGE_DS_GFS_3/DE_OCT06_1.PDF); 2753 rd Council meeting, Economic and Financial Affairs, Luxembourg, 10 October 2006, Press Release (provisional version) (http://www.consilium.europa.eu/ueDocs/cms_Data/docs/pressData/en/ecofin/91272.pdf); Erfolg für deutsche Finanzpolitik: Haushalt 2006 erfüllt Maastricht-Kriterien, Press release 28 September 2006 (http://www.bundesregierung.de/Content/DE/Pressemitteilungen/BMF/2006/09/2006-09-28-erfolg-fuer-deutsche-finanzpolitik,layoutVariant=Druckansicht.html); EU setzt Defizitverfahren gegen Deutschland aus, Press release 10 October 2006(http://www.bundesregierung.de/Content/DE/Artikel/2006/10/2006-10-10-eu-stellt-defizitverfahren-ein,layoutVariant=Druckansicht.html).

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.
KfW

	By:	/s/ Dr. Frank Czichowski

Name: Dr. Frank Czichowski
Title: Senior Vice President

	By:	/s/ Jochen Leubner

Name: Jochen Leubner
Title: Vice President

Date: November 13, 2006